FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders' Meeting of Telefónica
Official Calling
Full text of the proposals to be submitted for approval
Annex 1: Mandatory report of the Board of Directors on Point IV of the Agenda
Annex 2: Mandatory report of the Board of Directors on Point V of the Agenda
Annex 3: Mandatory report of the Board of Directors on Point VI of the Agenda
Annex 4: Mandatory report of the Board of Directors on Point VII of the Agenda
Appendix A.: Account Auditor's Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2006
Appendix B: Account Auditor's Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2006

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the notice sent on March 28th, 2007 and because of the official calling of the Annual General Shareholders’ Meeting of the Company to be held on May 9th and 10th, 2007, at first and second call respectively, the full text of the official announcement of the calling of the Annual General Shareholders’ Meeting, together with the proposals to be submitted for approval at the Meeting, are enclosed to this report.

The aforesaid proposals and reports, and additional information on the proposals, are available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on - line via de Company’s website: (www.telefonica.es)

Madrid, April 4th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 4th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors